Exhibit 99.1

The Bezeq Era December 2017

 Forward - Looking Statements This presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . Forward - looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance . These statements are only predictions based on our current expectations and projections about future events . There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements . Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC) . For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20 - F and Current Reports on Form 6 - K . We undertake no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law .

About BCOM ▪ B Communications Ltd . (“BCOM”) is a holding company with a controlling interest (approximately 26 . 3% ) in Bezeq, The Israel Telecommunication Corp . (“ Bezeq ”), Israel’s largest telecommunications provider (TASE : BEZQ) . ▪ BCOM is a subsidiary of Internet Gold and part of the Eurocom Group in Israel . The Company, which was formerly known as 012 Smile Communications, went public on Nasdaq in November 2007 . At A Glance Ticker BCOM Exchange NASDAQ & TASE Headquarters Ramat Gan , Israel Stock Price $ 15.45 52 Week Range $ 12.20 - $ 22.64 Shares Outstanding 29.9 Million Market Capitalization $ 454 Million  As of November 30, 2017

 Investment Considerations ▪ Owns a controlling stake in an asset with strong, consistent cash flow generation . ▪ Trades at a discount to Net Asset Value . ▪ 14 % dividend yield from dividend distribution in 2016 of NIS 355 million . BCOM made three dividend payments during 2015 in the total amount of NIS 127 million as part of its commitment to return capital to shareholders . ▪ Decreased net debt from more than NIS 5 billion in April 2010 (when BCOM acquired the controlling interest in Bezeq) to just NIS 1 . 9 billion as of September 30 , 2017 . ▪ Successful refinance of the Company’s 7 ⅜ % Senior Secured Notes with the new Series C Debentures will decrease the Company’s annual financial expenses and increase its net profit by approximately NIS 150 million starting in 2017 .

Proven capabilities in: • Strategy creation & strategic planning • Marketing & brand development • Operational & financial management • Management of mergers & acquisitions • Capital raising - 16 major transactions » 2 IPOs – IGLD and BCOM » 12 bond issues » $ 800 million Rule 144 A offering Doron Turgeman CEO since 2011 & CFO from 2001 till 2011 20 years experience in management 18 years experience in communications Shaul Elovitch Founder & Chairman Over 40 years experience building leading communications businesses and other major investments businesses Company’s Management    Chairman of the board of directors of Bezeq and it’s subsidiaries

Eurocom Group is one of the leading holding companies in Israel, highly experienced in the telecommunications market  Eurocom was founded in 1979 .  One of the largest holding companies in Israel.  Owned by Shaul Elovitch, Chairman of the Board of Directors ( 80 % ownership) and Yossef Elovitch, Director 20 % ownership).  Investments in telecommunications, satellite services, renewable energy, media, consumer electronics, real estate and additional fields. Space Communications Ltd. Satcom Sys Ltd. Satellite Services Telecom Consumer Electronic Products Eurocom Cellular Communications (Nokia, Motorola, ZTE) Eurocom Digital Communications (Panasonic, TCL) D.M. (3000) Engineering Ltd.  Eurocom Real Estate Ltd. MIDTWON Real Estate Enlight Energy Ltd. Investments & Finance   Traded on TASE   Traded on NASDAQ Internet Gold (IGLD) B Communications ( BCom ) Bezeq 61%      65% 26 % control stake EITAG Ltd.

Key Milestones for BCOM

From small entrepreneurial business to large holding company

1999 to 2006

- Founded in 1999 under the name Gold – E Ltd. (subsequently changed to Goldtrade Electronic Trading Ltd.), operating in the field of e-commerce, as a subsidiary of IGLD, and as the operator of the e-commerce web site P 1000
- In 2004, IGLD increased its holdings in the Company to 100%
- Restructure of IGLD into a holding company owning Smile Communications and Smile Media
- As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities
- Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
- Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)

2007 to 2009

- Continuous organic growth
- Crystallization of the strategy to become a leader in the Israeli telecom market
- Preparation for the next major M&A transaction while examining several opportunities

2010 to 2017

- Sale of legacy 012 Smile Communications assets
- Acquisition of the controlling interest in Bezeq – Israel's telecom market leader
- On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq
- On February 2, 2016, BCOM announced the sale of 4.18% of Bezeq's shares for NIS 982 million
- On September 18, 2016 BCOM completed ssuccessful refinancing of the Company's 7⅜% Senior Secured Notes with the new Series C Debentures
- From April 2010 through September 2017, BCOM decreased its net debt from more than NIS 5 billion to only NIS 1.9 billion

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Group Structure  Source : Bezeq ’ s investors presentation – http : //ir . bezeq . co . il . (1) Net debt and h olding percentage figures are as of September 30 , 2017 . (2) Market cap figures are as of November 30 , 2017 .

Group Structure  Eurocom Group Internet Gold Golden Lines B Communications ~ 60.6% ~ 64.8% ~ 26.3% ~ 73.7 % Walla! 100% 100% 100% 100% 100 % Mobile telephony and data Fixed - line, broadband infrastructure, data com Call centre services ILD, ISP, enterprise solutions Pay - TV (DTH) Internet portal Free float ~ 39.4 % Free float Free float ~ 35.2% 100 % Private • M.cap (Mil. NIS) – 536 • NAV (Mil. NIS) - 630 • Net debt (Mil. NIS) – 601 • Net debt / EBITDA – 5.05 • Listed - TASE, NASDAQ • M . cap (Bil . NIS) – 1 . 6 • NAV (Bil . NIS) - 1 . 9 • Net debt (Bil . NIS) – 1 . 92 • Net debt / EBITDA – 4 . 15 • Listed - TASE, NASDAQ • M . cap (Bil . NIS) – 14 . 5 • TTM EV/EBITDA -    • Net debt / EBITDA - 2 . 29 • Listed - TASE Source : Bezeq’s investors presentation – http : //ir . bezeq . co . il . (1) Net debt and h olding percentage figures are as of September 30 , 2017 . (2) Market cap figures are as of November 30 , 2017 .

93% 50% 20% 30% 40% 50% 60% 70% 80% 90% 100% 3 4 5 6 7 Mar 13 Sep 13 Mar 14 Sep 14 Mar 15 Sep 15 Mar 16 Sep 16 Mar 17 Sep 17 Market value of BCOM's holding in Bezeq BCOM's LTV  Market Value of BCOM’s holding in Bezeq Vs. LTV

4.43 1.92 (2) (1) 1 2 3 4 5 6 NIS Billions Financial Debt Liquidity Net Debt Reduction in BCOM’s Net Debt From the Bezeq acquisition until September 2017

Our Base Asset

Bezeq is Israel’s largest telecom group and the most comprehensive infrastructure and service provider Note: LTM results, KPIs and Subscriber based market share data are as of 4 Q ’ 16 1 Company estimates; Captures private and business sector 2 Breakdown based on gross revenue (pre elimination of inter - company revenues) 3 Breakdown based on aggregate EBITDA generated by Bezeq Fixed - Line, Pelephone and Bezeq International (pre elimination of inter - company items) 4 Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market Bezeq Group  Market cap: NIS 14 . 5 bn (as of November 30 , 2017 )  LTM Revenue: NIS 10.1 bn  LTM EBITDA: NIS 4. 1 bn 100% 100% 100% 100 % Fixed - Line (Telephony, Broadband and Data Transmission) ISP, ILD and Enterprise Cellular Pay - TV (DTH)  2.1 mm access lines/ 1.6 mm b roadband Internet lines  # 1 Fixed - Line telephony provider with market share of 55% 1 in private sector and 73 % in business sector  # 1 Broadband Infrastructure provider with 69 % market share  Largest ISP with 44 % market share 4  Offering full suite of data transfer, network and ICT solutions for small and large enterprises  2.4 mm subscribers  Among top three incumbent cellular providers with 23 % market share  614 K subscribers  Sole licensed DTH provider in Israel with 40 % Pay - TV market share (Pelephone)  LTM Revenue: NIS 4.4 bn  43 % of total revenues 2  LTM EBITDA: NIS 2.8 bn  69 % of total EBITDA 3  LTM Revenue: NIS 1.5 bn  15 % of total revenues 2  LTM EBITDA: NIS 313 mm  8 % of total EBITDA 3  LTM Revenue: NIS 1.7 bn  17 % of total revenues 2  LTM EBITDA: NIS 560 mm  14 % of total EBITDA 3  LTM Revenue: NIS 2.6 bn  26 % of total revenues 2  LTM EBITDA: NIS 412 mm   0 % of total EBITDA 3 11

The Israeli economy combines the advantages of developed markets and emerging economies Nominal GDP Growth, 2016 Unemployment rate Inflation rate Source: Central Bureau of Statistics data and Bank of Israel calculations Source : Credit Suisse ; Israel – Bank of Israel Source: Central Bureau of Statistics data and Bank of Israel calculations 4.0% 3.8% 3.6% 3.2% 3.0% 2.7% 2.6% 1.7% 1.6% 1.0% - 0.3% - 2.0% - 1.0% 0.0% 1.0% 2.0% 3.0% 2010 2011 2012 2013 2014 2015 2016 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0%

Bezeq is the historical incumbent and since its privatization in 2005 has been controlled under a Control Permit attached to the 30% stake bezeq

History and milestones

1984
- Bezeq begins operating as a governmental company responsible for all communications services in Israel

1990
- Listing on the TASE

2005
- Privatization of Bezeq
- Apax-Saban-Arkin consortium purchases the control stake for NIS 4.2bn

2009
- Bezeq launches the NGN network
- Pelephone launches High Speed GSM+ network
- Board approves dividend policy of 100% of net income

2010
- B-Com acquires the control stake from Apax-Saban-Arkin for NIS 6.5bn

2012
- Bezeq International launches its submarine cable

2013
- Stella Handler appointed CEO of Bezeq (Fixed-Line)
- FTTH/FTTB deployment underway (BFIBER)

2014
- Fiber deployment reached 1,000,000 households
- Pelephone launches High Speed 4G services
- Wholesale regulation approved

Control permit

- Control in Bezeq is held by holders of a pre-approved permit from the Israeli Prime Minister and the Ministry of Communications ("Control Permit")
- Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq
- BCOM is the only shareholder that has a permit to direct the activities of Bezeq
- BCOM has nominated all of the members of Bezeq's board of directors who were elected by shareholders[1]
- BCOM consolidates Bezeq's financial statements based on its de-facto control of Bezeq

Source: Company information

[1] Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq's Board of Directors, pursuant to Bezeq's collective bargaining agreement

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The Bezeq Group in numbers - 2016 14

Sector Leading Dividend Policy

Bezeq’s leading position is supported by its fully owned advanced network infrastructure and technology across all lines of business Bezeq Fixed - Line Pelephone YES Bezeq International  Leading broadband provider in Israel with over 1.56 million subscribers, approximately 69 % market share, offering up to 100 Mbps.  FTTC, all IP, infrastructure for consumer and business customers, covering 99 % of Israeli households.  Provides customers with high speed data transmission and ultra - fast Internet services over existing copper lines and fiber.  FTTB rollout is on track to cover 1.3 million households by the end of 2016 .  Leading broadband Internet service provider in Israel - approximately 44 % Internet market share.  Israel’s largest data center .  Direct ownership of modern and high - speed submarine cable system deployed between Israel and Europe.  Increasing bandwidth at affordable rates.  International telephony  Leading brand for content innovative applications and customer service  Approximately 40 % market share.  Rich content offering with extensive agreements with first – tier content producers.  Over 160 channels including 39 Yes branded channels.  Fully digital with nationwide deployment. Madrid London PoP Frankfurt PoP Valencia Paris Brussels Amsterdam Zurich Milan Bucharest Budapest Bratislaw Prague Vienna Palermo Catania Marseille Rome Bari Chania Athens Tel - Aviv Haif a Cypru s Istanbul Thessalonica Sofia Jordan Jonah cable Ariel cable Israel 16  2.40 million cellular customers  Nationwide HSPA network; wide deployment of 4 G (LTE) network.  Strong platform for advanced data services (Cyber service, Big data solutions, IOT starter kit, etc.).  Host of value added services (cloud, music, TV, ringtones, etc.).

Bezeq Group – Financials

Bezeq Financials (NIS Millions) 18 Revenues Net Income EBITDA Free Cash Flow 9 , 055 9 , 985 10 , 084 2014 2015 2016 4 , 507 4 , 254 4 , 060 4 , 000 49.8% 42.6% 40.3% 2014 2015 2016 2017F 2 , 751 2 , 251 2 , 248 2 , 000 2014 2015 2016 2017F 2 , 111 1 , 722 1 , 244 1 , 400 2014 2015 2016 2017F

Bezeq’s Dividend Policy Distribution of 100 % of its net income on a semi - annual basis 19 1,600 1,060 1,514 1,941 3,733 2,155 2,071 1,830 2,069 1,777 1,441 1,286 1,800 1,000 1,000 1,000 10.5% 16.1% 9.1% 9.8% 14.9% 13.4% 21.9% 19.4% 12.3% 9.3% 7.0% 7.9% 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000             NIS Millions Special dividend Dividend Source: Bezeq • Dividend yield is based on average market cap during the period • Based on its ownership interest, BCOM will receive ~  % of Bezeq’s annual dividends. • Since 2006 , Bezeq has paid over NIS 27.2 billion ($ 7.7 billion) in dividends.

Bezeq – Key Take Aways 20

BCOM Financials

 BCOM Unconsolidated Financial Results (NIS Millions) Q4/2016 Q1/2017 Q2/2017 Q3/2017 G&A expenses (5) (2) (2) (2) Tax expenses (4) - - - Financing expenses, net (19) (30) (27) (19) Total expenses (28) (32) (29) (21) Interest in Bezeq's net income 49 92 94 85 PPA amortization, net (17) (21) (20) (25) Net income 4 39 45 39

 BCOM Unconsolidated Balance Sheet (NIS millions) December 31, 2016 September 30, 2017 Audited Unaudited Assets Cash and cash equivalents 114 71 Short-term investments 321 291 Dividend receivable - 186 Other receivables 1 - Total current assets 436 548 Investment in Bezeq 3,342 3,205 Total non-current assets 3,342 3,205 Total assets 3,778 3,753 Liabilities Short-term debentures 226 226 Other payables 64 31 Total current liabilities 290 257 Debentures 2,318 2,208 Total non-current liabilities 2,318 2,208 Total liabilities 2,608 2,465 Total equity 1,170 1,288 Total liabilities and equity 3,778 3,753

24 BCOM Unconsolidated Net Debt December 31, 2016 September 30, 2017 NIS millions NIS millions Financial liabilities Series B debentures 693 453 Series C debentures 1,881 2,005 Tax liability 34 7 Total 2,608 2,465 Liquidity balances Cash and short term investments 388 326 Dividend receivable * - 186 Pledged account 47 36 Total 435 548 Net debt 2,173 1,917 * The dividend was paid by Bezeq on October 16, 2017.

- 248 233 - - - - - 36 72 72 222 217 199 194 1 , 365 36 320 305 222 217 199 194 1 , 365 - 200 400 600 800 1,000 1,200 1,400 2017 2018 2019 2020 2021 2022 2023 2024 Series B Debentures Series C Debentures Projection of Future Debt Repayments (NIS millions)  • All amounts include future estimated interest payments • Repayment schedule as of September 30 , 2017 .

The Bezeq Era Thank you

 We and the Bezeq Group’s management regularly use supplemental non - IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions . The following non - IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance and are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance . These non - IFRS financial measures may differ materially from the non - IFRS financial measures used by other companies . Reconciliations between the Bezeq Group’s results on an IFRS and non - IFRS basis with respect to these non - IFRS measurements are provided below . lts . The non - IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with the financial statements prepared in accordance with IFRS . Use of Non - IFRS Financial Measures

 Reconciliation for Non - IFRS Measures Three months period ended Trailling twelve months ended NIS millions September 30, 2017 Net income 322 1,215 Income tax 128 562 Share of loss in equity-accounted investee - 5 Financing expenses, net 94 433 Depreciation and amortization 436 1,696 EBITDA 980 3,911 NIS millions Three months period ended September 30, 2017 Cash flow from operating activities 982 Purchase of property, plant and equipment (255) Investment in intangible assets and deferred expenses (98) Proceeds from the sale of property, plant and equipment 48 Free cash flow 677 The following is a reconciliation of the Bezeq Group’s net profit to EBITDA: The following table shows the calculation of the Bezeq Group’s free cash flow:

 Reconciliation for Non - IFRS Measures NIS millions BCOM IGLD Value of shares held * 3,817 1,231 Net debt 1,917 601 NAV 1,900 630 * Please refer to glossary. As at September 30, 2017 NIS Millions Bezeq BCOM IGLD Short term bank loans and credit and debentures 555 257 185 Non-current bank loans and debentures 10,978 2,208 613 Cash and cash equivalents (2,471) (257) (20) Investments (94) (291) (177) Net Debt 8,968 1,917 601 September 30, 2017 The following table shows the calculation of the Group companies net debt: The following table shows the calculation of the BCOM’s and IGLD’s NAV:

 Reconciliation for Non - IFRS Measures (In millions NIS) As at September 30, 2017 BCOM's Net Debt 1,917 Market value of Bezeq shares held by Bcom3,817 BCOM's LTV 50% The following table shows the calculation of the Bezeq Group’s EV and EV to EBITDA: The following table shows the calculation of BCOM’s LTV: NIS Millions Bezeq's equity market cap. * 14,491 Bezeq's Net Debt 8,968 Bezeq's Enterprise Value 23,459 TTM EBITDA 3,911 EV/EBITDA 6.0 * Based on Bezeq's stock price as of November 27, 2017.

Glossary  Term Definition TTM Trailing twelve months LTM Last twelve months KPI Key performance indicator TMT Telecom, Media & Technology Liquidity balances Cash and cash equivalents and short term investments. Net debt Long and short term bank loans and debentures minus cash and cash equivalents and short term investments . Loan To Value – LTV Unconsolidated net debt to Company’s share in Bezeq’s market cap. Dividend yield Total dividends paid by Bezeq during last 12 months to Bezeq’s average market cap. during last 12 months. EBITDA Net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization. Net debt to EBITDA Net debt divided by trailing twelve months EBITDA. Enterprise Value - EV Market cap of shareholders’ equity plus net debt. B Communications’ NAV Value of B COM ’s share in Bezeq’s market cap less BCOM’s unconsolidated net debt.

Glossary

 Term Definition Internet Gold’s NAV Value of IIGLD’s share in BCOM’ s NAV less IGLD’s unconsolidated net debt. Net debt / EBITDA Proportional net debt to EBITDA according to holding percentage in subsidiary. Market Capitalization Market cap. Figures in this presentation are as of November  , 2017 . Free cash flow Cash from operating activities less cash used for the purchase/sale of property, plant and equipment, and intangible assets, net . Enterprise Value Market cap plus net debt.